82-3733

TATA

RECEIVED
2004 JUL 14 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9th July 2004
BP/AD-M1A/390

04035500

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 26th July 2004 to *inter alia* consider and take on record the unaudited financial results (provisional) for the quarter ended 30th June 2004.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

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